

October 9, 2014

Via E-mail
Spencer M. Rascoff
President and Chief Executive Officer
Zebra Holdco, Inc.
c/o Zillow Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

> **Re: Zebra Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 12, 2014**
> **File No. 333-198695**
>
> **Trulia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for Quarterly Period Ended June 30, 2014**
> **Filed August 8, 2014**
> **File No. 001-35650**

Dear Mr. Rascoff:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Zebra Holdco Form S-4 filed September 12, 2014

Cover Page

1.   Please disclose the title and aggregate number of securities offered. Refer to Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

Questions and Answers about the Mergers and the Special Meeting, page 1

2.   We note reference in this section and the summary section to "Zillow excluded shares" and "Trulia excluded shares," although the terms are not defined until page 85. Please define the terms where they first appear in the registration statement.

3.   Please add a question and answer that briefly describes the conditions to the merger. Explain why authorization of nonvoting Class C capital stock in Holdco's amended and restated articles of incorporation is required for the mergers to be completed. Also, clarify that you do not have any current plans to issue the Class C stock.

4.   Please revise to add a question and answer to briefly describe and quantify the interests that certain directors and officers of Zillow and Trulia have that differ from the companies' shareholders.

5.   Please add a question and answer that discusses the composition of Holdco's board of directors after the mergers. For example, please disclose that the board will have ten directors, which will include all of Zillow's current directors and two current Trulia directors.

6.   Please add a question and answer that briefly discusses the positive and negative factors that the Zillow and Trulia boards considered in connection with the mergers, such as the fact that the mergers are expected to result in at least $100 million in annualized cost savings by 2016.

What happens if the mergers are not completed?, page 4

7.   Please disclose in this question and answer the amount of the termination fees and the circumstances under which they would be triggered.

What vote is required to approve each Zillow proposal?, page 5

8.   Please disclose the percentage of the voting power of Zillow's outstanding common stock held by Zillow's Class B common stockholders, Messrs. Barton and Frink. Also, disclose that Messrs. Barton and Frink have entered into a voting agreement that obligates them to vote for the merger agreement and the other proposals to be considered at the Zillow special meeting. Please also disclose, if true, that by virtue of Messrs. Barton and Frink's voting agreement, the merger agreement and the authorization of nonvoting Class C capital stock will be approved by Zillow shareholders regardless of the votes cast by other Zillow's stockholders. In this regard, we note the disclosure on page 174. Please ensure that similar disclosure is provided on the prospectus cover page, in the summary and elsewhere as appropriate. Refer to Item 3(h) of Form S-4. Finally, add a question and answer and disclose in the summary that upon closing of the mergers, Messrs. Barton and Frink will hold a majority of the total voting power of Holdco's

capital stock and will have significant control over the management and affairs of Holdco.

Summary, page 13

9.   Please discuss the reasons of Zillow and Trulia for entering into the merger agreement. Also, provide a statement as to the accounting treatment of the transaction. Refer to paragraphs (b) and (d) of Item 4 of Form S-4.

Voting by Trulia's Directors and Executive officers, page 18

10.   We note the disclosure that certain Trulia directors have entered into voting agreements with Zillow that obligate them to vote for the merger agreement and the other proposals to be considered at the Trulia special meeting. Please disclose the percentage of Trulia's total voting power held by these directors.

Opinion of Financial Advisor to Trulia, page 19

11.   Please disclose the compensation paid to J.P. Morgan and Qatalyst Partners LP for services rendered in connection with the mergers.

Interests of Officers and Directors in the Mergers, page 20

12.   Revise to briefly describe the interests that directors and executive officers of Zillow and Trulia may have in the mergers that are different from the interests of Zillow shareholders and Trulia stockholders. Quantify the benefits that Trulia executive officers and directors will receive as a result of the vesting of unvested Trulia equity awards. Also, we note that two of Trulia's directors will serve as directors on the Holdco board. Please disclose, as indicated on page 131, that Zillow and Trulia have determined that Mr. Flint will be one of the Trulia board designees. Explain how the other Trulia director will be chosen and tell us when you expect the selection will be made.

Risk Factors, page 36

13.   We note the statement in the opening paragraph of this section that "Additional risks and uncertainties not presently known to Zillow and Trulia or that are not now believed to be important also may adversely affect the mergers and Holdco following the mergers." Please remove this statement as your risk factor section should address current and known material risks.

Risk Factors Relating to Holdco After Completion of the Mergers

"Zillow and Trulia Will Continue to, and Holdco Will, Face Intense Competition to Attract and Retain Users and Advertisers," page 41

14.   Please tell us what consideration you have given to addressing in this risk factor changes in the competitive landscape of the U.S. online real estate sector, such as News Corp's recent announcement that it will acquire Move, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, Zillow, Inc. and Trulia, Inc.

Note 2. Basis of Pro Forma Presentation, page 53

15.   We note that the shares to be issued upon conversion of Trulia's outstanding Convertible Senior Notes will be convertible into shares of Holdco Class A common stock. Please revise your disclosure to clarify whether the conversion price will be adjusted when Holdco enters into the supplemental indenture to convert the right to receive Trulia shares into the right to receive Holdco shares. If so, please tell us how you considered the fact that the conversion ratio used to convert Trulia's shares into Holdco shares contains an implicit premium over the trading price of Trulia's shares as of August 29, 2014 in your pro forma presentation. If not, please tell us how you considered the fact that the market price of Zillow is substantially in excess of the market price of Trulia in your pro forma presentation.

Note 5. Pro Forma Adjustments, page 56

16.   Please revise footnote (h) to disclose the assumed number of shares to be issued by Holdco for the purpose of determining this adjustment.

17.   Please revise footnotes (k) through (m) to clearly describe how you determined the amount of adjustment needed to eliminate Trulia's historical amortization expense. In this regard, we note that Trulia Inc. disclosed on page 95 of the Form 10-K for the Fiscal Year Ended December 31, 2013 that they recorded total intangible amortization of $5.8 million, which does not agree to the total adjustments recorded to eliminate this item in your pro forma financial statements.

Note 5. Pro Forma Adjustments, page 56

18.   We note your presentation of weighted average historical earnings per share based on historical outstanding shares of Trulia at August 29, 2014. Please revise your disclosure to present a pro forma measure of earnings per share based on the historical weighted average shares outstanding as of December 31, 2013 and June 30, 2014.

Background of the Mergers, page 86

19.   You indicate that prior to 2014, Zillow approached Trulia twice to discuss a potential
        strategic business combination but both times the discussions were inconclusive and were
        terminated by Trulia. Please briefly explain the reasons Trulia terminated the earlier
        discussions and disclose what was different in 2014 that caused Trulia to decide to pursue
        a transaction with Zillow.

20.   Please disclose the role, if any, that Qatalyst Partners LP had in the 2014 merger
        negotiations.

21.   Please identify the unaffiliated significant holders of Zillow and Trulia common stock
        who participated in the merger discussions. For example, identify which significant
        shareholder was present at the June 17, 2014 dinner with representatives of Zillow and
        Trulia.

22.   On page 92, your disclosure refers to discussions regarding the retention program first
        discussed on July 2, 2014. The disclosure indicates that the discussions took place over a
        10-day period. Revise this section of your filing to describe each meeting or discussion
        rather than present them as a group.

23.   Also on page 92, you indicate that on July 17 and July 19 the Trulia board discussed
        potential strategic alternatives to Zillow's proposal. Please revise to provide a
        description of the other strategic transactions considered during these discussions and the
        reasons those alternatives were rejected.

24.   Please include a discussion of the negotiations surrounding the decision to seek
        authorization of nonvoting Class C capital stock in Holdco's amended and restated
        articles of incorporation and why such authorization was made a condition of the
        completion of the mergers.

Recommendation of the Zillow Board; Zillow's Reasons for the Merger, page 95

25.   Refer to the fourth bullet point on page 96. Revise to discuss how Zillow's board
        considered current financial market conditions and historical market prices, volatility and
        trading information with respect to Zillow Class A common stock and Trulia common
        stock in reaching its decision to adopt the merger agreement and recommend the approval
        of the merger agreement to its shareholders. Disclose why these factors were viewed as
        positive in the analysis. Provide similar disclosure for the third bullet on page 110.

Certain Prospective financial Information Reviewed by the Zillow Board and Zillow's Financial Advisor, page 98

26.   Please revise the disclosure here and on pages 113 and 114 to discuss the material assumptions underlining the prospective financial information prepared by Zillow and Trulia, including the assumptions used to calculate the expected synergies between the companies. Also, in regard to the adjusted Trulia forecasts, disclose the adjustments made by Zillow management to the prospective financial information provided by Trulia management and explain why they were made. Provide similar information for the adjusted Zillow forecasts on page 115.

Opinion of Financial Advisor to Zillow, page 101

27.   Please provide us with copies of the materials prepared by Goldman Sachs in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations to Zillow's board. Please also provide copies of similar materials prepared by J.P. Morgan in connection with its fairness opinion to Trulia's board.

28.   Please disclose any instructions given to Goldman Sachs in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

29.   You disclose on page 109 that that $5.0 million of Goldman Sachs transaction fee became payable upon execution of the merger agreement and that the remainder "is payable upon completion of the mergers." Please revise this disclosure to clearly indicate, if true, that the remaining portion of Goldman Sach's transaction fee is contingent on successful completion of the mergers. Please tell us whether the contingent portion of the transaction fees owed to Goldman Sachs and J.P. Morgan will be paid if Zillow and Trulia shareholders approve the mergers but not the authorization of Holdco's nonvoting Class C common stock.

30.   We note the discussion of your material relationships with Goldman Sachs on page 109. Please revise to provide a narrative and quantitative description of the fees paid to Goldman Sachs in connection with these prior relationships, including the fees paid to the Goldman Sachs' Investment Banking Division in connection with the public offerings of Zillow Class A common stock in September 2012 and August 2013. Refer to Item 4(b) of Form S-4 and Item 105(b)(4) of Regulation M-A.

31.   Please consider revising the summaries of each of the financial analyses provided by Goldman Sachs and J.P. Morgan to state clearly how each analysis supports the conclusion that the transaction is fair from a financial point of view to shareholders.

Illustrative Financial Contribution Analysis, page 103

32.   Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the implied standalone enterprise value calculated for Zillow and Trulia, (2) the weighted average valuation multiples for revenue and Adjusted EBITDA for each applicable year, and (3) the implied standalone equity market capitalization for each company. Also, explain the significance of the implied exchange ratios appearing in the table on page 104.

Illustrative Present Value of Future Share Price Analysis, page 105

33.   Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, explain the "levered market capitalization" used in the analysis and how Goldman Sachs selected the multiple range of 20.0x to 30.0x. Also, disclose the implied enterprise value of each of Zillow and Holdco and the implied future value per share of each company. Disclose what Goldman Sachs concluded based on the implied percent per share value impact ranges for 2016 and 2017 and what they advised the board based on these ranges. Address the significance, if any, of the size of the ranges, which we note for 2016 is 5.6% to 123.7% and for 2017 is 2.8% to 119.3%.

Selected Company Analysis, page 105

34.   You disclose that Goldman Sachs selected the companies used in this analysis because they are publicly traded companies with operations that may be considered similar to certain operations of Zillow and Trulia. Please revise this disclosure to explain in more detail the criteria used to select the companies for the analysis. Disclose whether any companies that met the criteria were excluded from the analysis and, if so, the reasons for doing so. Provide similar enhanced disclosure for J.P. Morgan's Select Public Trading Multiples analysis on page 117.

Illustrative Pro Forma Accretion / Dilution Analysis, page 107

35.   Please revise to disclose the data underlying the results described in this analysis and to show how that information led to the conclusion that the proposed transaction would be accretive to Zillow shareholders on an earnings per share basis for each scenario tested. Provide similar disclosure for J.P. Morgan's Value Creation Analysis – Intrinsic Value approach appearing on page 122.

Selected Transactions Analysis, page 107

36.   Please revise this disclosure in this section to explain in more detail the criteria applied to select the transactions used for the analysis and disclose whether any transactions that

met the criteria were excluded from the analysis and, if so, the reasons for doing so. Provide similar enhanced disclosure for J.P. Morgan's Select Transactions Analysis on page 121.

Opinion of Financial Advisor to Trulia,

Selected Public Trading Multiples, page 117

37.   We note that J.P. Morgan applied a range of values derived from its analysis of selected companies' 2015 revenue and Adjusted EBITDA. Please revise your disclosure to explain how J.P. Morgan developed its applied range, which is narrower than the range of multiples based on the applicable selected companies.

Contribution Analysis, page 119

38.   Explain how J.P. Morgan concluded that this analysis supported its fairness opinion when two of the three implied exchange ratios it calculated exceed the Trulia exchange ratio in the merger agreement.

Selected Transactions Analysis, page 121

39.   We note that J.P. Morgan applied a range of 10.0x to 23.0x to calculate an estimated range of equity values per share for Trulia common stock. Please expand your disclosure to explain how J.P. Morgan developed this applied range based on the range produced by the targeted transactions.

Compensation of Directors and Other Management, page 132

40.   We note the statement in this section that you currently expect that the compensation to be paid to non-employee directors and executive officers of Holdco will be substantially similar in nature to the compensation paid to Zillow's non-employee directors and executive officers immediately prior to the mergers.   Please clarify whether or not Holdco has determined the compensation to be paid to its non-employee directors and executive officers.

Material U.S. Federal Income Tax Consequences, page 136

41.   If you intend the tax discussion section to set forth the opinions of Zillow's and Trulia's counsel and the tax opinions to be filed as an exhibits to be short-form tax opinions, please:

  • revise the discussion under "Material U.S. Federal Income Tax Consequences of the Transactions" to clearly state that the discussions and each of the conclusions are the opinions of counsel;

- ensure that each counsel presents its full opinion under "Material U.S. Federal Income Tax Consequences of the Merger" and clearly identifies the matters upon which it is opining; and
- ensure that each counsel expresses its views regarding the tax consequences of the transaction to investors and in doing so that it avoids the use of phrases such as "intended to be a reorganization" and "[a]ssuming the merger so qualifies …"

The Merger Agreement, page 145

42.   We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Zillow Trulia or Holdco, as well as your ensuing qualifications regarding investors' ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Voting Agreements

Non-Competition, page 167

43.   Please disclose if any compensation was provided to Mr. Flint in connection with his agreement not to compete with Zillow or Holdco.

Exhibits and Financial Statement Schedules, page II-2

44.   The second footnote to the table references omitted schedules to your Agreement and Plan of Merger. Please file a list briefly identifying the contents of all omitted schedules. Refer to Item 601(b)(2) of Regulation S-K.

Trulia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

45.   We note your disclosure that you derive revenues from software-as-a-service.   Please
        address the following:
          • Tell us the nature of these arrangements, including any set-up fees charged, the
            typical subscription terms and billing frequency. If these vary by customer type,
            such as individual or franchise network, please provide this information by
            significant customer type.
          • Tell us your revenue recognition policy for this revenue stream, including whether
            your customers have the right to take possession of the software, and tell us what
            consideration was given to disclosing your policy.
          • If you charge a set-up fee related to this revenue stream, please tell us your
            accounting policy related to this fee including whether the services related to this
            fee have stand-alone value.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Advertising Expense, page 7

46.   We note that you do not record revenue or expense for barter transactions because the fair
        value of neither the advertising surrendered nor the advertising received is determinable.
        We also note that you earn revenues from selling advertising as a part of your regular
        business activities. In light of this, please tell us the factors considered when concluding
        that you are unable to determine a fair value of advertising surrendered, including your
        consideration of the guidance in ASC 605-20-25-15 through 18, as well as the disclosure
        requirements in ASC 605-20-50-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David F. McShea, Esq.
        Perkins Coie LLP